Demand to Call Special Meeting of Shareholders

Delivery

October 15, 2026

VIA EMAIL (jmarkovits@relianceglobalgroup.com) AND OVERNIGHT COURIER

To: Corporate Secretary and Board of Directors, Reliance Global Group, Inc., 300 Boulevard of the Americas, Suite 105, Lakewood, NJ 08701

From: Gabrielle Philipson and GNK Holdings LLC, 1 South Liberty Drive, Stony Point, NY 10980

Demand

Gabrielle Philipson (the “Shareholder”) is the beneficial owner of 197,905 shares of common stock, par value $0.086 per share (the “Common Stock”), of Reliance Global Group, Inc., a Florida corporation (the “Company”), held in a brokerage account in her name. Those shares represent approximately 11.78% of the 1,679,936 shares of Common Stock reported outstanding as of August 26, 2026, and are entitled to 197,905 votes on each matter described below. A letter from her broker confirming this ownership is attached as Exhibit A. The Shareholder is a member of GNK Holdings LLC (“GNK”), which joins in this demand and will act on the Shareholder’s behalf in connection with the special meeting.

Under Section 607.0702(1)(b), Florida Statutes, the Shareholder, joined by GNK, hereby demands that the Company call and hold a special meeting of shareholders for the following purposes:

Proposed meeting business

1. To remove, without cause, each director of the Company — Ezra Beyman, Alex Blumenfrucht, Scott Korman, Ben Fruchtzweig and Sheldon Brickman — and any other person elected or appointed to the Board of Directors after the date of this demand and before the special meeting.

2. To elect Nachum Klugman, Chaim Herzog, Alexander Huska, Haim Toledano and Seth Ampolsky as directors to fill the resulting vacancies, each to serve until the next annual meeting of shareholders and until a successor is elected and qualified.

Request for action

Under Section 607.0707, Florida Statutes, the record date for determining the shareholders entitled to demand this meeting is the date this demand is delivered. GNK requests that the Company promptly fix the record date for the special meeting and give notice of the meeting within 10 days. If notice is not given within 60 days after delivery of this demand, GNK intends to seek a court order under Section 607.0703, Florida Statutes. Please confirm receipt of this demand in writing to capital@gnkus.com.

Each nominee has agreed to serve if elected, and signed consents will accompany GNK's proxy materials. GNK intends to solicit proxies in support of these proposals in compliance with Rule 14a-19 under the Securities Exchange Act of 1934. If the Company believes this demand is deficient in any respect, please notify GNK at capital@gnkus.com within five business days so that any deficiency can be promptly cured. GNK reserves all of its rights.

Signature

SHAREHOLDER:

____

Gabrielle Philipson

Date: October 15, 2026

GNK HOLDINGS LLC

By: ______________________

Nachum Klugman, President

Date: October 15, 2026

Exhibit A — Letter from Robinhood Financial dated October 15, 2026 confirming that Gabrielle Philipson's account holds 197,905 whole shares of the Company's Common Stock.